Exhibit 99.1

February 2, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER CORRECTS YEAR OVER YEAR COMPARISON IN MINERAL
RESOURCE ESTIMATES AT THE GUANAJUATO MINE COMPLEX

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL) (“Great Panther”, the “Company") provides a correction to its January 29 2015 news release entitled “Great Panther Updates Mineral Resource Estimate at the Guanajuato Mine Complex”. A transposition error resulted in the incorrect computation of the percentage changes, year over year, in the resources as reported on pages one and three of the aforementioned news release. There was no error in the reported 2014 resource estimates. The updated Mineral Resource Estimate reported for 2014 at the Guanajuato Mine Complex (“GMC”) in Guanajuato, Mexico, including updates on the Guanajuato and San Ignacio Mines and the El Horcon Project, remains unchanged. The summary table of the 2014 Mineral Resource Estimate for the GMC can be found on the news release mentioned above.

From the last Mineral Resource Estimate for the GMC (effective date July 31, 2013), the Measured and Indicated classification decreased by 2% (-117,100 Ag eq oz) rather than the 37% increase reported previously. The Inferred mineral resource decreased by 35% (-4,149,250 Ag eq oz) rather than the 22% decrease previously reported. Both categories were impacted by the use of lower metal prices in the current update.

The Mineral Resource Estimates were classified according to the CIM Definition Standards on Mineral Resources and Mineral Reserves and, as such, are consistent with the requirements of NI 43-101. The Mineral Resource Estimates were completed by Robert Brown, P. Eng. and Company, Q.P.

The Company’s QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments; diligent monitoring of assay results; and necessary remedial actions. Sample assaying was completed at the independent SGS-GTO lab in Guanajuato, GTO, Mexico. Silver assaying was completed with AAS12B technique, with over-limits (300g/t) completed by FAG323. Gold assaying was completed with FAA313 technique, with over-limits (10g/t) completed by FAG323. Where necessary lead, zinc, copper, arsenic and antimony assays were completed using atomic absorption spectroscopy.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng. and Vice President of Exploration for the Company, who is the Qualified Person (QP) for the Guanajuato Mine Complex and the Mineral Resource Estimates under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

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ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio satellite mine, and the Topia Mine in Durango. The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

Robert Archer
President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos
Director Investor Relations
Toll free: 1 888 355 1766
Tel: +1 604 638 8955
scacos@greatpanther.com
www.greatpanther.com